EXHIBIT (12)


                          NORTHWEST NATURAL GAS COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                      January 1, 1998 - September 30, 2003
             (Thousands, except ratio of earnings to fixed charges)
                                   (Unaudited)



                                                                                                   12 Months       9 Months
                                                    Year Ended December 31,                          Ended           Ended
                                 ----------------------------------------------------------         Sept. 30,       Sept. 30,
                                    1998        1999         2000         2001        2002           2003/1          2003/1,2
                                 ----------------------------------------------------------       ---------------------------
Fixed charges, as defined:
   Interest on long-term debt     $ 27,389   $  27,728    $  29,987    $  30,224  $  32,264        $  33,500        $ 25,174
   Other interest                    4,909       2,778        3,628        3,772      1,620            1,811           1,427
   Amortization of debt
      discount and expense             714         699          735          768        799              710             521
   Interest portion of
      rentals                        1,986       1,707        1,628        1,572      1,578            1,644           1,215
                                  --------   ---------    ---------    ---------  ---------        ---------        --------
   Total fixed  charges, as
      defined                     $ 34,998   $  32,912    $  35,978    $  36,336  $  36,261        $  37,665        $ 28,337
                                  ========   =========    =========    =========  =========        =========        ========


Earnings, as defined:
   Net income                     $ 27,301      45,296       50,224       50,187     43,792           42,665        $ 24,320
   Taxes on income                  14,604      24,591       26,829       27,553     23,444           21,684          12,170
   Fixed charges, as above          34,998      32,912       35,978       36,336     36,261           37,665          28,337
                                  --------   ---------    ---------    ---------  ---------        ---------        --------


   Total earnings, as defined     $ 76,903   $ 102,799    $ 113,031    $ 114,076  $ 103,497        $ 102,014        $ 64,827
                                  ========   =========    =========    =========  =========        =========        ========

Ratio of earnings to fixed
   charges                            2.20        3.12         3.14         3.14       2.85             2.71            2.29
                                  ========   =========    =========    =========  =========        =========        ========


1 For the nine- and twelve-months ended Sept. 30, 2003, other interest includes dividends on redeemable preferred stock which have been reclassified as interest expense beginning July 1, 2003 upon adoption of SFAS No. 150.

2 A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.